UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For period ended September 30, 2002

Atna Resources Ltd.

1550 – 409 Granville St., Vancouver, BC V6C 1T2

[The registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F [ X ]               Form 40-F [   ]

[The registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes    [   ]                  No    [ X ]

ATNA RESOURCES LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2002

(Unaudited - prepared by Management)

3

2002

Suite 1550, 409 Granville Street, Vancouver, British Columbia, Canada V6C 1T2

Telephone: 604.684.2285    Facimile: 604.684.8887    Toll Free: 1.800.789.ATNA     email: atna@atna.com     www.atna.com

REPORT TO SHAREHOLDERS

Atna successfully concluded an agreement to purchase the Celeste property from Teck Cominco during the quarter.  The Celeste property covers strategic ground adjacent to the Cerro Negro property with good exploration potential for additional copper oxide mineralization as well as for primary copper – gold sulphide mineralization.  Known sulphide mineralization commonly assays 0.8% copper and 0.15 grams per ton gold over significant drill intervals and may be similar to primary mineralization underlying the Cerro Negro oxide ore body.  Furthermore, Celeste provides necessary surface rights for mine plant and leach pad sites required for the development of the Cerro Negro deposit.

Cerro Negro now has the potential to become a significant copper producer for Atna.  Column leach testing of bulk sampled ore types from Cerro Negro was completed during the quarter.  Results are still being analyzed and will be reported later.  However, preliminary indications suggest that the vast majority of material tested exhibits excellent response to sulphuric acid leaching.  Planning is proceeding to initiate an in-fill drill program in January to define the internal continuity of the higher grade, economically leachable ore types in greater detail for mine planning and pit optimization studies.  Because of the increasing scope of the Cerro Negro project, Atna has initiated a search for a partner with the financial strength to carry it through to production.

Drilling of 2800 meters at Chañarcillo by our joint venture partner, Apex Silver, determined that widespread silver mineralization is too low in grade to be economically attractive. The joint venture has been wound up and no further work is planned.

Atna shareholders have excellent diversified leverage to base metals through the company’s assets and are well positioned to benefit from the next metal price cycle. Cerro Negro has over 2 billion pounds of copper; the Wolverine and Marg deposits constitute a major zinc resource and Wolverine, in particular, contains a substantial silver credit.

Your board and management have decided to further diversify Atna’s portfolio of base metal and silver properties to include gold exploration opportunities.  The gold market appears poised for strong growth and much more exploration will be needed to sustain the current production levels.  Our initial effort will focus on Nevada, the richest and most productive gold district in the world, outside South Africa.  With this in mind, Atna acquired the Triple Junction and Dixie Forks properties in the Rain sub-district of the Carlin Trend.  The proximity to a number of other deposits and the geological setting of the prospects, including the structural environment, anomalous gold and geochemistry, alteration, and intrusive association all point to good drill targets in sub-surface stratigraphy known to host most of the Carlin district ore deposits.  The gold program will continue to evolve with the anticipated addition of additional prospects in Nevada as well Mexico and Chile.

At the same time, we have changed the business paradigm from a search for advanced development opportunities and cash flow to a focus on exploration.  As a further step to manage the company's cash position and to conform to its new direction, Atna has reduced its management and staff by more than half.  I would like to thank John Purkis, Peter Holbek, Rob Wilson and Rosediana Henuk for their diligent and loyal service during their tenure with Atna.  Michael Williams has been appointed Vice President and will take on an expanded corporate role in addition to continuing with responsibility for Investor Relations.

ON BEHALF OF THE BOARD OF DIRECTORS

Signed "David H. Watkins"

David H. Watkins

President & C.E.O.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

Liquidity

The cash balance decreased from $7,735,343 to $4,680,344 from December 31, 2001 to September 30, 2002, a difference of $3,054,999.  In the same period of the prior year, the cash balance decreased from $10,103,956 to $8,577,930, a decrease of $1,526,026.

Operations

For the 9 months ended September 30

The loss from operations increased from $1,051,549 in 2001 to $3,414,347 during the same period in the current year.  If the write-off of mineral property costs ($nil in 2001 and $1,058,076 in 2002), the write-down of marketable securities ($nil in 2001 and $194,008 in 2002) and the write-off of investment in the VGCG limited partnership ($nil in 2001 and $78,098 in 2002) are excluded, the loss from operations increased from $1,051,549 in 2001 to $2,084,165 in 2002.

Interest income decreased from $400,239 in 2001 to $78,447 during the same period in the current year due to the general decrease in interest rates during the year and the decrease in the balance of cash and cash equivalents.

General and administrative expenditures increased from $499,447 in 2001 to $540,483 during the same period in 2002 due primarily to an addition of a new Chile office and a reduction of the amount of salaries capitalized to project costs.

Exploration and business development expenditures increased from $949,347 in 2001 to $1,656,524 during the same period in 2002.  In 2001 $334,493 of the amount related to exploration and acquisition costs incurred on the Monterde property, located in Mexico, which the Company dropped during the year 2001.  If thus amount is excluded, aggregate exploration and business development expenditures have increased from $614,854 in 2001 to $1,656,524 in 2002. The increase is attributed to the increased activity of the Company in seeking exploration and business opportunities.

For the 3 months ended September 30

The loss from operations increased from $218,509 in 2001 to $1,069,705 during the same period in 2002.  If the write-off of mineral property costs ($nil in 2001 and $223,044 in 2002) and the write-down of marketable securities ($nil in 2001 and $194,008 in 2002) are excluded, the loss from operations increased from $218,509 in 2001 to $652,653 in 2002.

Interest income decreased from $160,523 in 2001 to $25,983 during the same period in 2002 due to the general decrease in interest rates during the year and the decrease in the balance of cash and cash equivalents.

General and administrative expenditures decreased from $157,906 in 2001 to $150,576 during the same period in 2002.  Comparative general and administrative expenditures were as follows: office expenses increased from $10,969 in 2001 to $23,567 during the same period in 2002; professional fees decreased from $70,848 in 2001 to $44,987 during the same period in 2002; rent and services expenses increased from $16,469 in 2001 to $29,304 during the same period in 2002; shareholder communications increased from $25,085 in 2001 to $27,206 during the same period in 2002; and wages and benefits decreased from $34,535 in 2001 to $25,512 during the same period in 2002.

Exploration and business development expenditures increased from $224,180 in 2001 to $586,785 during the same period in 2002.  The increase is attributed to the increased activity of the Company in seeking exploration and business opportunities.

Investing and Financing

For the 9 months ended September 30

During the quarter ended September 30, 2002, no funds were raised through equity financings.  The Company incurred a gain on foreign exchange of $46,063 in 2001 as compared to a loss on foreign exchange of $41,764 during the same period in 2002.

Total acquisition and exploration expenditures on properties owned or subject to an acquisition agreement in current good standing decreased from $930,681 in 2001 to $542,444 during the same period in the current year.  The Company received an aggregate amount of $295,402 in cash and shares from Apex Silver Mines, which funded the Chañarcillo exploration program and a contribution refund of $16,855 in cash from its partner in the Wolverine Joint Venture.  Excluding these amounts, aggregate acquisition and exploration expenditures on properties decreased from $930,681 in 2001 to $854,701 in 2002.

For the 3 months ended September 30

During the quarter ended September 30, 2002, no funds were raised through equity financings.    The Company incurred a gain on foreign exchange of $30,945 in 2001 as compared to a gain on foreign exchange of $54,357 during the same period in 2002.

Total acquisition and exploration expenditures on properties decreased from $441,494 in 2001 to $43,212 during the same period in the current year.  The Company received an aggregate amount of $295,402 in cash and shares from Apex Silver Mines, which funded the Chañarcillo exploration program and a contribution refund of $16,855 in cash from its partner in the Wolverine Joint Venture.  Excluding these amounts, aggregate acquisition and exploration expenditures on properties decreased from $441,494 in 2001 to $355,469 in 2002.

ATNA RESOURCES LTD.

Interim Consolidated Balance Sheets

Canadian Funds

	Sept. 30, 02	December 31, 01
	(Unaudited)	(Audited)

ASSETS

Current
Cash and cash equivalents	$4,680,344	$7,735,343
Amounts receivable	65,059	15,865
Prepaid expenses	29,145	28,230
Marketable securities	569,807	278,933
	5,344,355	8,058,371
Value-added tax receivable	150,140	66,683
Investment in VGCG limited partnership*	-	225,000
Reclamation deposits	2,500	2,500
Capital assets	58,598	62,429
Resource properties	9,204,557	9,727,707
	$14,760,150	$18,142,690

LIABILITIES

Current
Accounts payable	221,822	190,015

SHAREHOLDERS' EQUITY
Share capital	34,051,138	34,051,138
2002 - 21,757,037 shares
2001 - 21,757,037 shares
Deficit	(19,512,810)	(16,098,463)
	14,538,328	17,952,675
	$14,760,150	$18,142,690

* This December 31, 2001 balance has been reclassified currently within "Marketable securities".

APPROVED BY THE BOARD OF DIRECTORS

Signed "David H. Watkins"

Signed "William J. Coulter"

David H. Watkins

William J. Coulter

See accompanying notes

ATNA RESOURCES LTD.

Interim Consolidated Statements of Operations and Deficit

Canadian Funds

(Unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2002	2001	2002	2001

REVENUE
Interest and other income	$25,983	$160,523	$78,447	$400,239

EXPENSES
Amortization	4,012	2,841	11,173	8,406
Exploration and business development	586,785	224,180	1,656,524	949,347
Listing and transfer agent fees	922	4,031	17,903	19,632
Office	23,567	10,969	65,358	51,043
Professional fees	44,987	70,848	174,440	165,774
Rent and services	29,304	16,469	63,447	48,668
Shareholder communications	27,206	25,085	122,671	134,213
Wages and benefits	25,512	34,535	114,567	99,749
Foreign exchange loss/(gain)	(54,357)	(30,945)	41,764	(46,063)
Loss/(gain) on sales of marketable securities	(11,218)	21,019	(105,490)	21,019
Loss/(gain) on sale of capital assets	-	-	(2,198)	-
Write-off of capital assets	2,453	-	2,453	-
Write-off of resource property costs	223,044	-	1,058,076	-
Write-off of marketable securities	194,008	-	194,008	-
Write-off of Investment in VGCG limited partnership	(537)	-	78,098	-
	1,095,688	379,032	3,492,794	1,451,788

Net loss for the period	1,069,705	218,509	3,414,347	1,051,549

Deficit, beginning of period	18,443,105	14,935,862	16,098,463	14,102,822

Deficit, end of period	$19,512,810	$15,154,371	19,512,810	15,154,371

Loss per share	$0.05	$0.01	$0.16	$0.05

Weighted-average number of common shares outstanding	21,757,037	21,291,462	21,757,037	21,108,557

See accompanying notes

ATNA RESOURCES LTD.

Interim Consolidated Statements of Cash Flows

Canadian Funds

(Unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2002	2001	2002	2001

CASH PROVIDED BY (USED FOR):
OPERATING ACTIVITIES
Net loss for the period	$(1,069,705)	$(218,509)	$(3,414,347)	$(1,051,549)
Adjustments for items not involving cash
Amortization	4,012	2,841	11,173	8,406
Capital assets written-off	2,453	-	2,453	-
Resource properties written-off	223,044	-	1,058,076	-
Gain on sale of capital assets	-	-	(2,198)	-
Marketable securities written-down	194,008	-	194,008	-
Investment in VGCG limited partnership written-down	(537)	-	78,098	-
Loss/(Gain) on sale of marketable securities	(11,218)	-	(105,490)
	(657,943)	(215,668)	(2,178,227)	(1,043,143)
Changes in non-cash working capital components:
Amounts receivable	(44,435)	(49,037)	(49,194)	(15,426)
Prepaid expenses	(1,685)	2,272	(915)	9,791
Accounts payable	76,004	141,468	31,807	286,484
Value-added tax receivable	(41,121)	-	(83,457)	-
	(669,180)	(120,965)	(2,279,986)	(762,294)
INVESTING ACTIVITIES
Acquisition of resource properties	(23,596)	(330)	(182,996)	(61,710)
Exploration and development - net of recoveries	(19,616)	(441,164)	(359,447)	(868,971)
Government grants received	7,517	155,466	7,517	155,466
Purchase of capital assets	(10,077)	(5,157)	(16,397)	(7,485)
Proceeds on sale of capital assets	-	-	8,800	-
Purchase of marketable securities	(700,560)	(323,392)	(700,560)	(334,937)
Investment in VGCG limited partnership	537	-	(78,098)	-
Proceeds on sale of marketable securities	282,298	49,120	546,168	49,120
	(463,497)	(565,457)	(775,013)	(1,068,517)
FINANCING ACTIVITY
Share capital issued	-	304,785	-	304,785

Net decrease in cash and cash equivalents	(1,132,677)	(381,637)	(3,054,999)	(1,526,026)

Cash and cash equivalents - beginning of period	5,813,021	8,959,567	7,735,343	10,103,956

Cash and cash equivalents - end of period	$4,680,344	$8,577,930	$4,680,344	$8,577,930

See accompanying notes

ATNA RESOURCES LTD.

Notes to the Interim Consolidated Financial Statements

For the Nine Months Ended September 30, 2002 and 2001

(Unaudited)

1.

NATURE OF OPERATIONS

The Company is incorporated in British Columbia and involved in the acquisition of resource properties that are considered sites of potential economic mineralization, and is currently engaged in the exploration of these properties.  Certain of the Company's properties contain defined mineral resources that cannot be considered economic until a commercial feasibility study is carried out.  The ability of the Company to realize the costs it has incurred to date on these properties is dependent upon it being able to develop a commercial ore body, to finance the required exploration and development costs and to acquire environmental, regulatory, and other such permits as may be required for the successful development of the property.

2.

SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements for the interim periods ended September 30, 2002 and 2001 are prepared in accordance with accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (generally consisting of normal recurring accruals) necessary for the fair presentation of the Company's financial position, operations and cash flows for the interim periods presented.  These interim financial statements should be read in conjunction with the Company's annual audited financial statements, including the notes thereto, as at and for the year ended December 31, 2001.

3.

MARKETABLE SECURITIES

During the current quarter, the Company changed its accounting policy for marketable securities such that it now considers these securities to be current assets and therefore subject to adjustment, on a security-by-security basis, to the lower of their cost and market values as at each quarter end.

As at September 30, 2002, the Company holds the following marketable securities:

	Number of Shares	Original/ Adjusted Cost	Market Value Sept. 30, 2002

Bravo Resources Partners Ltd.	166,666	$25,000	$5,000
Minto Explorations Ltd.	108,500	19,765	17,360
Novicourt Inc.	20,000	39,190	31,000
Valerie Gold Resources Ltd.	750,000	225,000	157,500
Navan Mining PLC	2,135,316	454,860	358,947
		$763,815	$569,807

4.

SHARE CAPITAL

(a)

Authorized: 100,000,000 common shares without par value.

(b)

Issued and fully paid:

	No. of Shares	Amount
Outstanding at December 31, 2001	21,757,037	$34,051,138

Outstanding at September 30, 2002	21,757,037	$34,051,138

4.

SHARE CAPITAL (CONT'D)

 (c)

Stock Options and Warrants Outstanding at September 30, 2002:

2,715,000 Stock options are outstanding exercisable at prices ranging from $0.34 to $0.85 per share prior to September 20, 2004.

710,000 Warrants are outstanding exercisable at a price of $0.74 per share prior to April 19, 2005.

5.

STOCK-BASED COMPENSATION

The Company has adopted the new guidance of the Canadian Institute of Chartered Accountants ("CICA") in respect to accounting for stock-based compensation.  Under these new requirements, compensation expense in connection with stock options granted to consultants is recorded as an expense in the period the options are vested.  Stock options granted to consultants are accounted for using the fair value method.

The Company has elected to follow the intrinsic value method of accounting for stock options granted to directors and employees.  Under this method, no compensation expense is recorded when stock or stock options are granted to directors and employees if the exercise price of the stock options is granted at market value.  Any consideration paid by directors and employees on exercise of stock options or purchase of shares is credited to share capital.  However, additional disclosure of the effects of accounting for stock based compensation to directors and employees as compensation expense, using the fair value method, is disclosed as pro-forma information.

The fair values of the options are estimated using the Black-Scholes Option Pricing Model.

The adoption of this new accounting policy for stock-based compensation has been applied prospectively to all stock options granted subsequent to January 1, 2002.  As no stock options were granted during the 9 month period ended September 30, 2002, the adoption of this policy currently was no impact on these financial statements or the accompanying notes thereto.

6.

MINERAL PROPERTIES

The aggregate balances of deferred costs to date by property are as follows:

	Sept. 30, 02	Dec. 31, 01

CANADA
Yukon
Wolverine Property	$5,624,478	$5,639,529
Wolf Property	1,686,001	1,686,103
Marg Property	381,453	384,053
British Columbia
Ecstall Property	292,416	288,557
White Bull Property	153,089	152,639
Uduk Property	10,689	10,233
UNITED STATES
Alaska
Petersburg and Wrangell Properties	-	52,307
Arizona
Lone Pine Property	352,920	348,918
CHILE
Chañarcillo	1	144,989
Barreal Seco	-	703,786
Cerro Negro	448,797	-
OTHER PROPERTIES	254,713	316,593
TOTAL RESOURCE PROPERTIES	$9,204,557	$9,727,707

6.

MINERAL PROPERTIES (CONT'D)

Current Property Transactions

a.

Chañarcillo Property, Chile

The Company entered into an agreement with Apex Silver Mines Corporation ("Apex") dated July 30, 2002 whereby Apex can earn up to a 70% interest in the Company's Chañarcillo Property in Chile by paying US$150,000 (US$25,000 received) and by incurring or funding an aggregate of US$1,312,500 (US$157,500 worth of Apex's common shares received to date, immediately converted to cash) in exploration expenditures.  This agreement was terminated by Apex in September 2002.

Subsequent to September 30, 2002, the Company gave notice that it intended to terminate its option to acquire the Calcia claim group portion of the Chañarcillo Property.  The property's other claim group, Lo Castillo, remains in good standing; however, the Company has also written down the residual deferred costs associated with it to a nominal amount as at September 30, 2002.  After the application of option payments and exploration recoveries received currently, the net aggregate write down in respect to the Chañarcillo Property is $41,507.

b.

Blue Sheep Property, B.C. Canada

The Company acquired a 100% interest in the property by staking in 1995.  The Company wrote off $23,294 in deferred exploration and acquisition cost related to the Blue Sheep Property in the third quarter ended September 30, 2002.

c.

Petersburg and Wrangell Properties, Alaska Canada

The Company acquired a 100% interest in these properties in 1990.  The Company wrote off $52,307 in deferred exploration and acquisition costs related to the Petersburg and Wrangell Properties in the third quarter ended September 30, 2002.

d.

Barreal Seco Property, Chile

The Company incurred and wrote-off a further residual amount of $5,936 in deferred exploration and acquisition costs related to the Barreal Seco property in the third quarter ended September 30, 2002.    An aggregate amount of $803,336 in deferred exploration and acquisitions costs related to the Barreal Seco property has been written-off during the year 2002.

7.

SEGMENTED INFORMATION

The Company operates in one industry segment - the exploration and development of mineral properties.

8.

SUBSEQUENT EVENTS

In addition to items mentioned elsewhere in these notes, the following has occurred during the period subsequent to September 30, 2002:

i)

The Company through its subsidiary, Minera Atna Chile Limitada, entered a Purchase and Sale Agreement with Teck Cominco Chile Limitada (a subsidiary of Teck Cominco Limited of Canada) to purchase a 100% interest, subject to a 2% NSR, in the Celeste project claims in Chile for consideration of in the amount of CLP 3,000,000 (approximately US$5,000) and one time payments of US$50.00 per hectare as land usage fees for any ground used for mining facilities.

ii)

The Company entered an option agreement with RMIC Gold to acquire a 100% interest, subject to a 3% NSR, on the Triple Junction and Dixie Fork properties in Nevada by paying a total of US$35,000 (US$20,000 paid) in cash and the issuance of 100,000 shares of the Company on the first anniversary of the agreement.

8.

SUBSEQUENT EVENTS (CONT'D)

iii)

The Company granted an employee 75,000 stock options exercisable for a period of three years at $0.20.

iv)

The Company terminated the employment of four employees and incurred a termination liability of approximately $400,000.

v)

The Company entered into a letter agreement with Carl Pescio dated November 2, 2002 whereby the Company can earn a 100% interest, subject to a 3% NSR, on the Golden Cloud and Beowawe Properties located in Elko and Lander Counties, Nevada by making certain advance royalty payments, completing a minimum work commitment of 20,000 feet of drilling over three years, and the issuance of up to 300,000 shares of the Company in stages over two years.